Exhibit 99.1

BGF Industries, Inc.

Reconciliation of Net Income to EBITDA

(dollars in thousands)

	Fiscal Year Ended December 31,
	2003	2002	2001	2000	1999
Net income (loss)	$(3,036)	$(140,573)	$(3,078)	$8,330	$3,688
Depreciation and amortization	6,039	12,966	8,744	8,584	8,206
Interest	13,412	13,926	13,972	14,168	15,817
Taxes	—	6,835	(1,868)	5,602	2,241
Extraordinary loss	—	—	—	—	1,668
Non-cash non-recurring charges:	—
Reserve on loan to parent	—	97,711	—	—	—
Asset impairment charge	—	5,816	—	—	—
Retirement settlement charge	—	1,386	—	—	—

EBITDA	$16,415	$(1,933)	$17,770	$36,684	$31,620